



Stephan Hartman · 3rd

Chief Executive Officer at UpStaged Entertainment Group

New York, New York, United States · Contact info

500+ connections

 UpStaged Entertainment Group

 Northwestern University - Kellogg School of Management

Experience

 **Chief Executive Officer**

UpStaged Entertainment Group · Full-time

2018 – Present · 3 yrs

New York, United States

UpStaged and our National Collegiate Performing Arts (NCPA)TM and National High School Performing Arts (NHSPA)TM brands, are the NCAA/ESPN of Student Performing Arts - similar to Varsity Spirit (Cheer Business) - producing, marketing and owning student performing championships (and IP) at venues from Carnegie Hall to Lincoln Center across 20 genres (I.e. Dance, Comedy, a cappella, like NCAA sports) as basis for a bigger data/content/software "play."

With 480k NCAA athletes on 25,000 teams in 20 sports generating $14+ Bil, UpSt: ...see more

UpStaged - Collegiate Performing Arts...

 **Chairman of the Board**

U.S Sports Film Festival

2005 – Present · 16 yrs

U.S. Sports film Festival is the largest and only comprehensive U.S. based sports film festival . It celebrates both classic old favorites (I.E. Miracle, Hoosiers, We are Marshall, Invincible, Pride of the Yankees etc.) and the best in new sports films prior to their general release. Every film screening features a special event or panel of the actors, athletes and di ...see more

 **Head Of Business Development**

Houlihan Lokey · Full-time

2016 – 2017 · 1 yr

New York City Metropolitan Area

Led Business Development in bringing in new clients, with a focus on investment banking, M&A and activist defense.

 **Managing Director**

Apollo Management · Full-time

2012 – 2015 · 3 yrs

New York City

Apollo Management is an integrated private equity, capital markets and real estate investment platform and also has significant experience in commodities/natural resources. The firm has over $80 billion of assets under management and is a value-oriented investor with the ability to invest in all economic environments.   ...see more

 **Managing Director**

EuroConsult

2008 – 2011 · 3 yrs

Cross Border Mergers and Acquisitions for Fortune 500 and small businesses. In summary, EuroConsult is a boutique investment bank with offices here on Park Avenue in New York, as well as London, Frankfurt and Prague. Engage in a broad range of M&A activity, but pretty well recognized by many Fortune 1,000 and smaller companies as buy-side M&A s ...see more

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Education

 **Northwestern University - Kellogg School of Management**

MBA, Finance

1997 – 1999

Activities and Societies: Rugby Team and Bottom Line a cappella group

 **Villanova University Charles Widger School of Law**

J.D., Law

1990 – 1993

Activities and Societies: Founder and Editor in Chief of the Villanova Sports & Entertainment Law Journal, today the Moorad Sports Law Journal at Villanova and Villanova Environmental Law Journal member and published author

The Wharton School

B.S, Entrepreneurship

1983 – 1987

Activities and Societies: Lightweight Crew

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